SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ATRINSIC, INC.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

04964C208

(CUSIP Number)

Garo H. Armen

3 Forbes Road

Lexington, MA 02421

212-994-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Kenneth S. Goodwin, Esq.

Meister Seelig & Fein LLP

125 Park Avenue, 7th Floor

New York, NY 10017

(212) 655-3563

February 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 04964C208	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garo H. Armen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 57,821,440,628 (1) (2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 57,821,440,628 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,821,440,628 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (1) (based on 149,770,843,633 shares of common stock outstanding as of February 12, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes vested warrants to purchase 19,381,714,215 shares common stock, assuming conversion of the Series B Preferred Stock.
(2)	Based on a total of 149,770,843,633 shares of common stock outstanding, assuming conversion of the Series B Preferred Stock.

13D

CUSIP No. 04964C208	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garo H. Armen IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 57,821,440,628 (1) (2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 57,821,440,628 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,821,440,628 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (1) (based on 149,770,843,633 shares of common stock outstanding as of February 12, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes vested warrants to purchase 19,381,714,215 shares common stock, assuming conversion of the Series B Preferred Stock.
(2)	Based on a total of 149,770,843,633 shares of common stock outstanding, assuming conversion of the Series B Preferred Stock.

13D
CUSIP No.: 04964C208		Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.000001 per share (the “Common Stock”), of Atrinsic, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 149 Fifth Avenue, Suite 500, New York, NY 10010.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Garo H. Armen and Garo H. Armen IRA (the “IRA”). Mr. Armen has sole voting and investment power with respect to all investments held by the IRA. Mr. Armen and the IRA are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Armen’s principal occupation is as Chairman and Chief Executive Officer Agenus, Inc., a publicly held biotechnology company focused on the development of technologies and products to treat cancers and infectious diseases. The Reporting Persons’ principal business address is 3 Forbes Road, Lexington, MA 02420. Mr. Armen is also the Chairman and a director of the Company.

The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Mr. Armen is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 12, 2015, the Company’s wholly-owned subsidiary, Protagenic Acquisition Corp., a Delaware corporation, was merged (the “Merger”) into Protagenic Thereapeutics, Inc. (“Protagenic”), and Protagenic became a wholly-owned subsidiary of the Company. Pursuant to the Merger, the holders of the outstanding common stock of Protagenic received an aggregate of 6,612,838 shares of the Company’s Series B Preferred Stock, par value $0.000001 per share (the “Series B Preferred Stock”). Each share of Series B Preferred Stock votes as a single class with the Company’s Common Stock on the basis of 15,463.7183 votes per share of Series B Preferred Stock. At such time as the Company files an amendment to its certificate of incorporation with the Secretary of State of the State of Delaware effecting a 1-for-15,463.7183 reverse stock split (the “Reverse Split”) of its outstanding Common Stock, with special treatment for certain of its stockholders to preserve round lot stockholders and the rounding up for fractional shares, then all the outstanding shares of Series B Preferred Stock will immediately and automatically convert into shares of Common Stock (the “Mandatory Conversion”), except for Series B Preferred Stock held by certain holders who have adopted a “blocker” provision (the “Blocker”) preventing the automatic conversion of such shares of Series B Preferred Stock that would cause each such holder of Series B Preferred Stock to beneficially own more than 9.9% of the Company’s Common Stock. At the consummation of the Mandatory Conversion, the holders of Super Voting Preferred Stock will be entitled to receive Common Stock at the conversion rate of 1 share of fully paid and non-assessable Common Stock for 1 share of Series B Preferred Stock.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Persons is based on the Reporting Persons’ ownership of the Company’s Series B Preferred Stock, on an as-converted-to-Common-Stock basis, without giving effect to the Reverse Split and the Blocker, and assumes a total of 149,770,843,633 shares of Common Stock outstanding as of February 12, 2016.

On February 12, 2016, the Reporting Persons and each of Strategic Bio Partners, LLC, Gregory H. Ezikian, Alexander Arrow, Mark Berg, David A. Lovejoy and Larry N. Feinberg entered into a Voting Agreement (“Voting Agreement”) pursuant to which such parties became obligated, for so long as the Voting Agreement remains in effect according to its terms, to vote Garo H. Armen’s four nominees, and Strategic Bio Partners, LLC’s one nominee, to the Company’s Board of Directors. The authorized number of directors is five. The current members of

13D
CUSIP No.: 04964C208		Page 5 of 7 Pages

the Board of Directors are Mr. Armen, Robert B. Stein, Khalil Barrage, Gregory H. Ezikian and Joshua Silverman. Messrs. Armen, Stein Barrage and Ekizian are the nominees of Mr. Armen, while Mr. Silverman is the nominee of Strategic Bio Partners, LLC.

The Voting Agreement also obligates the Reporting Persons and the other parties to the Voting Agreement to vote to approve the amendment of the Company’s certificate of incorporation, as amended, to authorize the Reverse Split. In the event that any of the parties to the Voting Agreement fail to vote their respective shares to approve the matters covered by the Voting Agreement, each of the parties has granted to the Company, or any designee of the Company, with full power of substitution, a proxy to vote their respective shares to approve such matters.

The Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

The Reporting Persons acquired 2,205,801 shares of Series B Preferred Stock from the Company in exchange for 2,205,801 shares of common stock, $.001 par value, of Protagenic in connection with the Merger. On February 11, 2016 Mr. Armen purchased 280,000 shares of Series B Preferred Stock for a purchase price of $1.25 per share, or an aggregate purchase price of $350,000. The purchase price was paid by the cancellation of $350,000, inclusive of principal and interest, of debt owed by Protagenic to Mr. Armen.

The shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as of the date of this Schedule 13D include warrants to purchase 1,253,367 shares of Series B Preferred Stock. These warrants were exchanged in the Merger for warrants originally issued by Protagenic to purchase 1,253,367 shares of Protagenic common stock. Prior to the Reverse Split, the warrants are exercisable for Series B Preferred Stock for an exercise price of $1.00 per share; after the Reverse Split, the warrants will entitle Mr. Armen to buy Common Stock for an exercise price of $1.00 per share. Warrants to purchase 300,000 shares expire in May 2021, while warrants to purchase 953.367 shares expire in February 2023. Payment of the exercise price for the warrants may be by (i) cash, (ii) through a net or cashless exercise, or (iii) by any combination of (i) and (ii) above. The Reporting Person must pay the warrant exercise price at the time of exercise.

Item 4.	Purpose of Transaction

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired the securities of the Company for investment purposes. The Reporting Persons disclaim any membership in a group relating to the Company except with respect to the matters relating to the Voting Agreement described above, as to which matters the Reporting Persons have agreed to vote.

The Reporting Persons have no present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in Items 3 and 4 is hereby incorporated herein by reference.

The Reporting Persons are the beneficial owners of 3,739,168 shares of Series B Preferred Stock, which includes vested warrants to purchase 1,253,367 shares of Series B Preferred Stock. These shares and warrants are convertible into 57,821,440,628 shares (the “Shares”) of Common Stock, which represents approximately 34.1% of the Company’s outstanding shares of Common Stock. This percentage assumes (i) conversion of all of the outstanding Series B Preferred Stock, (ii) the 400,000,000 shares of Common Stock listed as outstanding in the Company’s most recent Quarterly Report on Form 10-Q filed November 13, 2015 and (iii) the 2,205,801 shares of Series B Preferred Stock reported in this Schedule 13D and the 1,253,367 shares of Series B Preferred Stock that would be issued to the Reporting Persons upon the exercise of all warrants held by the Reporting Persons.

13D
CUSIP No.: 04964C208		Page 6 of 7 Pages

Mr. Armen has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 3 through 5 is hereby incorporated by reference into this Item 6.

Other than as set forth above or incorporated herein by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Voting Agreement, dated February 12, 2016.

13D
CUSIP No.: 04964C208		Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ Garo H. Armen
Garo H. Armen

Garo H. Armen IRA

By:	/s/ Garo H. Armen
Garo H. Armen